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December 18, 2007

Karl Hiller
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Shoshone Silver Mining Company
Amended Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed May 21, 2007 File No. 0-31184

Dear Mr. Hiller:

     We represent Shoshone Silver Mining Company (the “Company”) and received a copy of your letter to Melanie Farrand, dated December 13, 2007. The Company has enclosed a draft copy of Amendment No. 2 to Form 10-KSB for the fiscal year ended December 31, 2006 for your review in response to that letter.

     Our clients’ responses to your numbered comments in that letter are as follows:

     1.  The cover page of Amendment No.2 has been revised to indicate that this filing has been identified as Amendment No.2 and an explanatory paragraph has been added at the bottom of the cover page directing readers to the portions of the document that have been revised.

     2.   In 2006, the Company recorded a gain of $135,140 on the issuance of shares to a consultant in exchange for services rendered. These shares were held as available for sale. The following journal entries were recorded to reflect this transaction:

	Debit	Credit
Consulting Expense	135,140
Investments		135,140
Accumulated other comprehensive income	135,140
Net gain on sale of securities		135,140

Karl Hiller
US Securities & Exchange Commission
December 19, 2007
Page 2

     The gain of $135,140 was a component of the total amount of $310,412 under the caption “net gain on sale of investments” on the Company’s Statements of Operations.

     On the Company’s Cash Flow Statements, this $135,140 gain was erroneously backed out of the amount shown on the Cash Flow Statement as “net gain on sale of investments”. The Company believes that the correct presentation would have been to present “net gain on the sale of investments” as $310,412 and also include a new line with the caption “available for sale securities issued in exchange for services” in the amount of $135,140. The “net cash used in operating activities” amount is unchanged.

     In 2006, the Company sold a lode claim to an unrelated party for $150,000. The Company incurred selling expenses of $16,093 and recorded a gain of $133,907.

     The Company recorded the selling expenses of $16,093 as a debit to “selling expenses” which were netted against the account “gain on sale of lode claim” on the Company’s Statements of Operations. The journal entries to record this transaction were as follows:

	Debit	Credit
Cash	13,907
Note Receivable	120,000
Selling Expenses	16,093
Gain on sale of lode claim		150,000

     On the Cash Flow Statements the Company presents “proceeds from sale of lode claim” of $13,907 because this is the cash received by the Company during 2006.

     The Company has changed the caption “Gain on sale of lode claim” on its Statements of Operations to read “Net gain on sale of lode claim”. The Company has changed the disclosure of this transaction in the MD&A to also make clear that the gain was net of the selling expenses.

     The Company noted that the selling expenses related to the sale of the lode claim were incorrectly disclosed in the “Management’s Discussion and Analysis” section as being $21,093 when they were $16,093. This has been corrected.

      3.  The Company is aware of its obligations to amend its interim reports and comply with the reporting provisions of paragraph 11 of SFAS 7.

Karl Hiller
US Securities & Exchange Commission
December 19, 2007
Page 3

Please contact me if you require any additional information.

Very truly yours,

WHITE & LEE LLP

William H. Caffee

WHC: tl
Enclosures
cc:	Shoshone Silver Mining Company